BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

28 March 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Sue Welch

Sue Welch
Assistant Company Secretary

dlw 4/4

BAA PLC – Rule 2.10 Announcement

BAA plc ('BAA') announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that subsequent to an issue of 26,862 ordinary shares under the BAA 1996 Share Option Scheme, its issued share capital as at the 28 March 2006 comprises 1,080,272,042 ordinary shares of 100 pence each. The ISIN reference number for these securities is GB0000673409.

In addition, at 28 March 2006, BAA also has the following securities in issue:

Sterling denominated convertible bonds totalling £424m. The ISIN reference number for these securities is XS0145301692.

Sterling denominated convertible bonds totalling £425m. The ISIN reference number for these securities is XS0174150937.

For further information on BAA plc see www.baa.com

Enquiries:

Duncan Bonfield, BAA plc

Tel: +44 (0) 20 7932 6831

BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

RECEIVED
2006 APR -4 P 12:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BAA

30 March 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

SUPPL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Sue Welch

Sue Welch
Assistant Company Secretary

BAA PLC – Rule 2.10 Announcement

BAA plc ('BAA') announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that subsequent to an issue of 20,417 ordinary shares under the BAA 1996 Sharesave Scheme, its issued share capital as at the 29 March 2006 comprises 1,080,292,459 ordinary shares of 100 pence each. The ISIN reference number for these securities is GB0000673409.

In addition, at 29 March 2006, BAA also has the following securities in issue:

Sterling denominated convertible bonds totalling £424m. The ISIN reference number for these securities is XS0145301692.

Sterling denominated convertible bonds totalling £425m. The ISIN reference number for these securities is XS0174150937.

For further information on BAA plc see www.baa.com

Enquiries:

Duncan Bonfield, BAA plc

Tel: +44 (0) 20 7932 6831

BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

30 March 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

SUPPL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Sarah Hunter
Head of Investor Relations

To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6783

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 30 March 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____

Signed

____

Name

____

Date

Embargoed until 0700 hours Thursday 30 March 2006

BAA responds to CAA policy issues consultation paper with proposals to lighten the burden of regulation

BAA's response to the Civil Aviation Authority (CAA) Policy Issues Consultation Paper is published today by the CAA, along with other industry responses.

This is the first stage in a five-yearly process examining the future regulatory environment for BAA's London airports. It will be completed in early 2008. Much of BAA's response is therefore devoted to ensuring that the CAA is aware from the outset of BAA's views on the correct criteria and analysis for undertaking the review. BAA supports the CAA's intention to pursue an evolutionary approach to regulation in this period.

The principle elements of BAA's response, which can be viewed in full on our website www.baa.com/investor and on the CAA website www.caaerg.co.uk, are:

- **Support for the Government's White Paper**, with its detailed plans for much-needed airport capacity in the South East of England. BAA encourages the CAA to take the White Paper framework as the basis for its review.

- **Support for early investment in airport capacity and for investment to achieve the continuing transformation of Heathrow Airport.** BAA believes the CAA's duty to encourage investment is best met by creating incentives for early delivery of capacity, to enhance competition between airlines and provide travellers with more choice, better service and lower air fares.

Corporate Affairs, 130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
www.baa.com

- **Moving on from the debate between system and standalone regulation** of BAA's London airports to focus upon the key issue of identifying which regulatory framework best facilitates the timely investment envisaged in the White Paper. In this context BAA suggests that the CAA considers introducing a dual till approach for Stansted, as a means of incentivising investment in a second runway.

- **Supporting the CAA's evolutionary approach to change in developing price regulation.** This is necessary to achieve the consistency vital to investor confidence, and should be coupled with a determination to lighten the burden of regulation wherever possible, in the interests of incentivising innovation and efficiency at BAA's regulated airports.

- **Removal of regulation where markets are now competitive.** BAA is asking the CAA to consider removing those activities from the regulatory domain that are already subject to significant competition, namely advertising, long-term car parking and bureaux de change.

Mike Clasper, BAA Chief Executive Officer, said:
"While these are the early days of the review process, BAA believes the priority should be to lighten the regulatory burden wherever possible and ensure sufficient and timely investment in airport capacity. This approach promises the best outcome for airlines and passengers in terms of competitive service and for BAA shareholders in terms of value."

Conference call details

To support the publication of BAA's formal response, we will be hosting an educational update for investors and analysts. It will be hosted by Mike Clasper (Chief Executive Officer), Mike Toms (Director of Regulatory Affairs) and Margaret Ewing (Chief Financial Officer) at 0800 on 30 March 2006.

Time:	0800 (British summer time)
Numbers:	UK Freephone: 0800 073 8942
	US Toll Free: 1866 776 2899
Standard International:	+44 (0)1452 542 566

For those unavailable at the time of the call a replay facility will be available from midday (British summer time) on 30 March 2006 for 7 days. The details for this facility are:

BAA

Encore Replay Access Number:	7301297#
UK Free Phone Number:	0800 953 1533
US Toll Free Number:	1866 247 4222
Standard International Number:	+44 (0)1452 55 00 00

If you intend to join the call, please dial in at least five minutes prior to the start time to allow the operator to register all participants in good time.

For further information on BAA plc visit www.baa.com

- Ends -

Media enquiries: **Duncan Bonfield, BAA plc**
Tel: +44 (0)20 7932 6831

City enquiries: **Sarah Hunter, BAA plc**
Tel: +44 (0)20 7932 6692

Notes to Editors:

BAA's London airports

Under an Act of Parliament, our regulators the CAA and the Competition Commission reset price caps at our three London airports every five years (known as a quinquennium). The review covers two major aspects of our business:

- Annual increases in revenue from airport charges per passenger restricted to not more than the rate of inflation (Retail Price Index (RPI)) plus or minus x percentage points.
- Our conduct in relation to customers, business partners and suppliers is assessed at the same time. The regulator is required to ensure that the company continues to act in accordance with the public interest.

For further information on the price-regulation of BAA's London airports visit www.baa.com/regulation

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

RECEIVED
2006 APR -4 A 11:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BAA

23 March 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

SUPPL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp Pamela Lewis

Sue Welch
Assistant Company Secretary

To: Sue Welch
Assistant Company Secretary
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6700

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 22 March 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption
Disclosure of Interest 20 March 2006

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA plc: Disclosure of interest in shares under S198-202 Companies Act 1985

BAA plc has today been informed that as at the close of business on 20 March 2006, UBS AG acting through its business group and legal entities detailed below, had an interest in 32,495,515 ordinary shares of the Company, representing 3.01% of its issued share capital.

UBS business group / legal entity	Amount Shares	% held
UBS Global Asset Management (Life) Ltd	1,846,414	0.17%
UBS AG London Branch	30,649,101	2.84%
UBS AG – Total	**32,495,515**	**3.01%**

22 March 2006